

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2012

Via Email
William Blackwell
Chief Executive Officer
BlueFire Equipment Corp.
1113 Vine Street, Suite 148
Houston, TX 77002

> **RE:** **BlueFire Equipment Corp.**
> **Registration Statement on Form S-1**
> **Filed May 15, 2012**
> **File No. 333-181444**

Dear Mr. Blackwell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.	Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Prospectus Cover Page

2. We note that you may, at your discretion, extend the offering of an additional 90 days. Please explain to us and disclose how you intend to alert investors that you have extended the offering, for example by filing a post-effective amendment to your registration statement.

Prospectus Summary, page 1

3. We note your statement that "[i]nitial reports from our customers indicate that our proprietary designs may demonstrate substantial benefits over conventional drill bits." Please provide us supplementally with your basis for this statement, or delete it if it cannot be substantiated.

4. You disclose that you will require substantial funds in addition to any proceeds raised in this offering to execute your business plan over the next two years. However, you state that in the next six months, you plan to expand your product line to include new drill bits in sizes 11 inches and 12-3/4 inches. Please revise to discuss the estimated costs associated with developing these additional drill bits and how you intend to fund such costs. To the extent that you plan to use offering proceeds for such purposes, please identify where this cost is included in your use of proceeds.

William Blackwell
Chief Executive Officer
BlueFire Equipment Corp.
June 12, 2012

The Repayment of Our $150,000 Notes Payable . . ., page 6

5.   Clarify that the "private investors" include your former CEO and his relatives.

Dilution, page 18

6.   Please provide us with your detailed calculations underlying your determination of the "Net tangible book value after giving effect to the offering" for each of the scenarios presented for potential shares sold. We may have additional questions.

Overview, page 23

7.   Identify the joint venture parties.

Sales Commission Agreement, page 25

8.   Explain why the Sales Commission Agreement with AB Technologies was early terminated.

Financial Statements, page F-1

9.   Please note the financial statement updating requirements per Rule 8-08 of Regulation S-X.

Directors and Executive Officers, page 36

10.   Your website indicates that your management team consists of several officers and directors in addition to Mr. Blackwell, including a CFO and CTO. Please clarify or revise to provide all of the relevant disclosure required by Items 401, 402, and 403 of Regulation S-K.

11.   Tell us the circumstances around Mr. Rhode's departure.

Certain Relationships and Related Party Transactions, page 41

12.   With respect to the promissory note with Tyson Rohde that was originally due April 1, 2012, we note that you did not execute an amendment to such note until April 26, 2012. Please tell us, and disclose as applicable, whether the company was in default under the terms of the note for failing to pay by the due date, and the potential ramifications.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

William Blackwell
Chief Executive Officer
BlueFire Equipment Corp.
June 12, 2012

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Don Delaney, Staff Accountant at (202) 551-3863 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact John P. Lucas, Attorney-Advisor, at (202) 551-5798 or, in his absence, me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: David M. Loev, Esq.